2002 Annual Report

ADTRAN®

On Target



Access solutions for business networks



Despite difficult business conditions in the telecommunications industry in 2002, ADTRAN™ emerged a strong and viable company.

Financial Highlights

($ millions, except earnings per share)

	1998	1999	2000	2001	2002
Revenue	$286.6	$367.2	$462.9	$387.1	$345.7
Net Income	$40.3	$50.9	$120.8*	$17.3	$24.8*
Diluted Earnings Per Share	$1.03	$1.31	$3.04*	$.45	$.65*
Total Assets	$301.7	$556.3	$546.3	$522.5	$521.2
Stockholders' Equity	$231.4	$400.0	$434.4	$437.6	$435.2

* Includes an after-tax net realized investment gain from sale of marketable securities of $55.4 million or $1.39 per share for 2000 and includes an after-tax investment impairment charge on equity securities of $7.4 million or $0.20 per share for 2002.

Letter to Shareholders

Dear fellow shareholder:

Welcome to ADTRAN's 2002 Annual Report. This is a report that we are particularly proud to share with you, not because it was a banner year in terms of revenue, but because ADTRAN showed exceptional resilience in a difficult year under the most trying of business circumstances.

In 2002, income increased 86 percent (excluding investment impairment charges). Net income increased 43 percent. At the same time, we improved working capital efficiencies. Together, these efforts generated free cash flow of $103 million before share repurchases, further enhancing our cash reserves.

This positive cash flow enabled us to continue significant investment in research and development, strengthening our position in the marketplace in a year when many of our competitors struggled. We introduced major new products, while re-engineering many established ones in order to reduce costs. We believe that these efforts increased confidence within our customer base and resulted in market share gains for our company.

We are one of the few telecom equipment manufacturers that sustained profitability over the past 24 months. In an industry marked by layoffs, excessive debt loads, dropping stock prices, and bankruptcies, we have taken advantage of our strong financial posture. This allows us to reinforce and improve existing market positions, preparing us for the telecom recovery that will inevitably occur.

The High-Quality, Low-Cost Solution

In 2002, we have been able to reinforce our position as a low-cost provider of reliable, high-quality networking solutions. We've introduced new products into markets that are currently underserved by less aggressive incumbent suppliers, providing us with significant revenue opportunities. In traditional form, we've entered these markets with cost-reduced solutions that provide



our customers with unprecedented cost advantages. Acceptance of these solutions by our extensive customer base and distribution channel has been critical to our financial performance in 2002.

Carrier Networks Developments

With our Total Access® platform now broadly deployed by service providers worldwide, we have established ourselves as a leading supplier of network access systems. We maintained strategic partnerships with key carrier customers, while expanding our focus to include independent telephone companies. New developments in our Total Access® DSLAM (Digital Subscriber Line Access Multiplexer) product line helped us capture new business in a market in which carriers are extending services beyond major metropolitan areas. Our Total Access® OPTI-3™ fiber multiplexer (introduced last year) gained market acceptance as customers began realizing its cost and operating efficiencies. In T1/HDSL (High-bit-rate DSL) technologies, our leadership position continues to provide a strong revenue stream as carriers transition to HDSL2 and HDSL4.

Enterprise Networks Developments

Developments in our Enterprise Networks Division in 2002 fully positioned us as an internetworking solutions supplier, a market position that expands our historical stance as a wide area connectivity supplier. The introduction of the NetVanta™ 3000 Series of standalone access routers in September highlighted this transition, marking a significant advancement in our move to packet-based technologies. We also added four new members to our NetVanta 2000 Series of Virtual Private Networking (VPN) and firewall products, rounding out our family of solutions in that packet-based technology. Continuing our market leadership role in Integrated Access Devices (IADs), we introduced the ATLAS™ 830, a redesign of our successful ATLAS 800, and continued to benefit from high volume sales of our Total Access® IADs.

Corporate Governance

Our board of directors is comprised of a majority of independent directors, and our audit, compensation and nominating committees are comprised solely of independent directors. This composition is in advance of the anticipated independence standards of the Sarbanes-Oxley Act and Nasdaq's proposed requirements for listed companies. Compliance with these independence standards, prior to their required implementation, is indicative of our commitment to the highest standards of corporate governance.

Positioned for the Future

We have remained strong through the telecom equipment industry downturn by retaining our staff, introducing new products, increasing market share, reducing production costs, and continuing to add to cash reserves. These strengths, combined with a reduced competitive landscape, should provide us a significant advantage as our markets begin to expand again. When market growth does resume, we believe that disciplined commitment to our founding principles will position ADTRAN and its products as a compelling choice for our customers.


2002 Gross Margin
50
40
30
20
10
0
47%
49%
52%
55%
Q1
Q2
Q3
Q4

We want to thank you, our shareholders, partners, customers, and employees, for your confidence and support during the past year. We encourage you to take a look at the next few pages to gain a detailed appreciation for what we've been able to accomplish in 2002.

Sincerely,

Mark C. Smith
Chairman and CEO

Howard A. Thrailkill
President and COO

2002: An Overview



The technological advancements engineered by ADTRAN have established us as a preeminent supplier in today's highest volume networking applications.

Our Business

At ADTRAN™, we develop products and services that simplify access to today's telecommunications networks. Our high-speed, digital transmission products reduce the cost and improve the operation of today's communications networks. Our company is organized into two operating divisions which serve two distinct markets. The Carrier Networks Division supplies telephone companies and other service providers with equipment they need to deliver high-speed voice, data, video, and Internet services to their customers. The Enterprise Networks Division supplies businesses, schools, and government agencies with equipment to connect remote offices and mobile workers, enabling Internet access, telecommuting, and videoconferencing within their organizations.

Essential Networking Solutions

Our product portfolio consists of more than 1,000 different high-speed digital, fiber, and wireless telecommunications devices. In both carrier and enterprise networks, these products are used primarily in the "last mile" or local loop, which is the segment of the network that connects end-user subscribers to a service provider's closest facility. Our products typically connect two ends of a telecommunications circuit, and transmit voice, data, and video over the circuit. The speed (bandwidth) of the circuit, along with the type of transmission format used, determine the type of equipment needed. Our products are used in copper, fiber, and wireless networks in the United States and abroad.

Solid financial performance in 2002 enabled us to persist in developing solutions that satisfy customers' needs, enhance competitive position, and expand market opportunities.

The Importance of Market Position

For the past several years, telecommunications carriers have concentrated capital expenditures on expanding and updating core switching facilities. Originally built to handle voice applications, these facilities had to be modified to accommodate Internet and other bandwidth-intensive data.

With core infrastructure now in place, carrier investment has shifted to the network edge, where we are strongly positioned. We supply the network access products carriers use to connect their primary revenue source (subscribers) to expensive network infrastructure over the last mile. As bandwidth needs increase, the market opportunity for our products expands.

Strategic Customer Relationships

Over the years, we have built an expansive base of loyal customers, an asset that serves us well in many competitive situations. In 2002, we furthered our strategic relationships with customers and increased our emphasis in certain target areas. Our Carrier Networks Division continued its long-standing service to domestic Incumbent Local Exchange Carriers (ILECs) and selected Competitive Service Providers (CSPs), while increasing its focus on independent telephone companies and wireless service providers.

Our Enterprise Networks Division sells through a distribution channel consisting of several large technology distributors and more than 5,000 value-added resellers. To assist these vital partners in selling our products, we conducted a comprehensive channel program offering numerous benefits, such as product discounts, compensation for cooperative marketing efforts, technical training, and priority support.

2002: The Year in Review

2002: First Quarter

Released IQ 710™ Traffic Shaping





Outside of the United States, we continued building our partnerships with the Post Telephone and Telegraph companies (PTTs) in selected regions of the world. We support our international partnerships with field offices for sales, installation, training, and technical support, and in some cases, warehousing and manufacturing support.

Driving for Market Share

Our goal is to achieve significant market share positions in the market segments we address. The strategy we employ to accomplish this goal revolves around engineering innovation and cost reduction. Typically, we identify an area where the market is underserved, then engineer a product that addresses the deficiency. We price the product aggressively and drive for market share, followed by successive cycles of re-engineering/cost reduction until a substantial market share is achieved. This strategy remains one of the primary drivers behind our leadership position in network access.

Our products are deeply entrenched in both carrier and enterprise networks throughout the last mile of the local loop. We believe we now hold market leadership in T1 deployment, the predominant technology used by carriers to extend business services, and in digital narrowband technologies, which are deployed closer to the customer site. In enterprise markets, we maintain leading market share in integrated access technologies, as well as T1 (1.544 Mbps) and lower speed termination devices.

Relentless Product Development

In 2002, we continued aggressive investment in engineering and research and development, a factor we consider critical to our success in the highly competitive telecom market. The discipline to maintain this funding helped ensure our success in 2002.

In July, we earned the telecommunications industry's most stringent international quality registrations: TL 9000 3.0 and ISO 9000: 2000. These registrations are a continuation of our ISO certification since 1993, and evidence our ongoing commitment to quality throughout business and manufacturing operations.

Control Over Production Costs

Unlike many of our competitors, we employ a vertically integrated design process. We design at both component and system levels, applying our engineering expertise to make products more cost effective and more usable in today's networks.

The designing and building of custom silicon for our products is an important capability that we use to improve our cost position. While integrated circuit design carries a large price in terms of non-recurring engineering expense, it lowers recurring costs to a point where we can be the low-cost producer in a product genre. In the highly competitive markets of 2001 and 2002, this expanded degree of control helped us to meet customer demand for lower prices, without sacrificing profit.



We use our engineering expertise and a vertically integrated design and manufacturing process to deliver superior solutions at the lowest possible cost.

Increased New Product Releases

As a result of intensive product development efforts, we released more than 230 new or revised products in 2002. This strengthened our already extensive product portfolio, allowing us to supply even more of the essential networking technologies required in today's networks.

Our efforts included products to support both existing and emerging

Released NetVanta™ 2300/ NetVanta™ VPN Client Virtual Private Network and firewall solutions

Major domestic ILEC selects Total Access® 3000 as wideband platform for DS3 and fiber applications



Deployment of Total Access 3000 DSLAM in Chile, South America

Telstra® names ADTRAN as preferred supplier for Dedicated Digital Network data services throughout Australia

2002: Second Quarter

Introduced NetVanta 2050/ NetVanta 2400 Virtual Private Network and firewall appliances





We released more than 230 new or revised products in 2002, building our total portfolio to more than 1,000.

During 2002, ADTRAN™ solutions proved invaluable to carriers faced with meeting increased demand for network services while spending less for equipment.

technologies in market segments we consider to be viable revenue opportunities. Based on our ongoing record of product success, we anticipate broad market acceptance of newer product lines, such as lower-density broadband access, fiber optic transport, edge routing, and network security.

A Trusted Advisor in the Industry

We are an active participant on many of the committees governing the standardization of technological developments in this industry. We have been instrumental in driving standards development in many transport technologies, especially DSL (Digital Subscriber Line), the most widely deployed business transport technology. A significant contributor to both HDSL2 (two-wire High-bit-rate DSL) and SHDSL (Symmetrical HDSL) standards, we pioneered much of the technology incorporated into these standards.

Currently, we are participating in many standards organizations, including the Committee T1 effort to define guidelines for spectral compatibility on local loops where multiple services are simultaneously deployed. This effort is essential to the success of carriers merging new packet technologies onto traditional copper circuits in response to competitive conditions and demand for broadband data services. We are also involved in the IEEE committee reviewing various techniques for deploying Ethernet in the local loop, an issue receiving widespread attention as demand for this technology steadily increases.

The Distributed Network Model

The flagship product line produced by our Carrier Networks Division is the Total Access® System. This distributed access system fits the decentralized networking model characteristic of most carriers operating in the United States and abroad. This model centers around the concept of reducing costs by consolidating voice and data circuits near the customer origin in order to optimize transport back to the nearest switching facility. Our Total Access System provides the concentration and multiplexing technologies needed for this purpose.

The Total Access System enables service providers to reach more customers, offer a greater number of services, offer higher speed services, and make better use of network resources. In 2002, this was particularly important as carriers sought to meet customer demand for broadband services, while controlling capital expenditures.

Extending Broadband Services

Extending broadband services to a greater population is a trend that is occurring both in the United States and abroad. To meet residential demand for high-speed Internet access, and to meet the corresponding business demand to deliver bandwidth-intensive Internet content, service providers must deploy a combination of packet-based DSL transport technologies.

Our Total Access DSLAM helps ILECs, competitive service providers, and independent telephone companies deliver ADSL (Asymmetric DSL) and SHDSL at a cost that protects the margin on these low-priced service offerings. Carriers need a compact access solution that lowers upfront costs, then accommodates growth, making DSL more affordable to deploy. Total Access DSLAMs meet these criteria.

Total Access® products accepted by Rural Utilities Service (RUS) as suitable for use in RUS-financed telecommunications systems

Total Access® OPTI-3™ completes certification for operational readiness for ILEC installations



ADTRAN approved as SHDSL equipment supplier by major service provider in Hong Kong



Released TRACER® 2210 Data Radio

Released third-generation HDSL2 with cost reductions





In countries outside North America, our Total Access DSLAM with SHDSL is being adopted as an economical way to meet strong demand for E1 (2.048 Mbps) business services over a single copper pair. SHDSL has a capacity of up to 2.3 Mbps per pair; making it a worldwide solution for more effective delivery of E1 services. ADTRAN was a primary contributor to the SHDSL standardization effort that concluded in 2001, and the first to ship an SHDSL product that year.

In 2002, we expanded our DSLAM portfolio to include models for low- to medium-density markets. These models complement the Total Access 3000 DSLAM, which has been available since 2000. We also expanded the functionality of our Total Access Element Management System, a remote provisioning and maintenance system. This tool is critical to carriers deploying high volumes of packet-based DSL technologies which fall outside the scope of their legacy operating systems.

Improving Business DSL Delivery
T1/HDSLx and E1/HDSLx are the transmission technologies behind dedicated, leased-line services to businesses. We are the industry's leading supplier of T1/HDSLx technology in the United States, with equipment in use by every major ILEC as well as numerous independents and competitive providers.

One of the biggest issues in DSL deployment today is line compatibility. Service providers trying to merge new, Internet-driven DSL technologies onto the same copper loops carrying traditional T1/HDSL traffic face many engineering and interference challenges. Our HDSL2 and HDSL4 products address these concerns, implementing two-wire or four-wire transport over copper, while ensuring greater compatibility with existing services. By upgrading to these technologies, service providers can deploy newer DSL technologies with less engineering (essential to profitability on cost-sensitive service offerings) and improved reliability.

Moving to Packet-Based Networks
We are now developing many products to satisfy the trend to packet-based IP (Internet Protocol) network architectures. IP-based networks transport information over Internet and private IP backbones in lieu of the Public Switched Telephone Network. Packet-based services cost less than leased-line services because multiple subscribers share common connections, eliminating the idle bandwidth typical of dedicated networks. IP technology is now resident in most of our key product lines for both carrier and enterprise networks.

Entering the Access Router Market
September 2002 marked our entry into the standalone access router market with the strategic introduction of the NetVanta™ 3200 branch office router. We entered this well-established market with a product engineered to sell at a significantly reduced price point.



The distributed architecture of the Total Access System gained significant acceptance this year as carriers recognized its inherent cost and operational efficiencies.

The majority of the branch office router market is currently held by a single major competitor. We believe the NetVanta 3200 will be successful because many of the distributors and resellers in this segment are seeking an alternative that will restore profit margins, which have dwindled under the current situation of market dominance. The NetVanta™ 3200 is attractive to end users because of its low purchase price, low cost of ownership, and rich feature

2002: Third Quarter

Received TL 9000 3.0 Quality Registration

ADTRAN named sub-editor of IEEE "Ethernet in the First Mile" standard

Released NetVanta™ 3200 Access Router

ADTRAN named editor of "Multi-Pair" SDSL standard (European version of SHDSL)

Released TRACER® 4305 DS3 Radio and TRACER® 4206 Quad T1 Radio






STAPLES

Many different companies use ADTRAN™ enterprise networks products to enable business communications between geographically distributed locations.

set. The NetVanta 3200 provides customers a serious router alternative from an established and reputable networking supplier.

Over the past five years, we have designed and shipped many different products with routing technology incorporated as an integral feature. More than 90 thousand of these units have been shipped for use in networks worldwide. The introduction of the NetVanta™ 3200 in 2002 strongly reinforces our position as a supplier of both wide area connectivity and local area internetworking technologies, and continues our long-term commitment to the development of IP technology-based products.

Security in Shared Networks

The migration from dedicated networks to shared IP networks has heightened security and reliability concerns. One of the best alternatives available to companies facing these challenges is the Virtual Private Network (VPN).

ADTRAN has the expertise to meet the challenges of multiple network architectures, delivering high-volume, competitive solutions with superb reliability and value.

We address this market with our NetVanta 2000 Series of VPN and firewall products. These solutions offer secure, low-cost connectivity across the Internet, with the protection of a firewall and specialized encryption algorithms to secure sensitive data. The NetVanta 2000 Series permits companies to connect an increasingly mobile, distributed work force to central corporate information resources, without security concerns.

Over the course of 2002, we introduced four new members of our NetVanta 2000 Series. We now address all key sectors of the Internet security market: large headquarters, branch offices or mid-size headquarters, small offices/home offices, mobile workers, and telecommuters.

Fiber at the Network Edge

Optical bandwidth is being widely adopted at the network edge by both service providers and enterprises alike. Our Total Access® OPTI-3™ fiber multiplexer, introduced in December 2001, gained strength this year as service providers acknowledged its impressive price/performance ratio. This product overcomes the size and cost issues associated with traditional OC-3 (155 Mbps) fiber multiplexers, performing the same functions in less space, and at a fraction of the cost.

In enterprise networks, organizations use fiber to extend transmission distances and to exploit the speed and bandwidth advantages fiber offers. We offer solutions that address the two primary applications for fiber in an enterprise network: connecting intra-campus buildings over fiber facilities (transport) and connecting existing copper-wired buildings to fiber service (conversion).

Converged Voice and Data

Voice and data convergence, or integrated access, is a technology commonly used to reduce telecom costs by collapsing multiple voice and data circuits into a more streamlined and less expensive topology. We offer a number of products to address enterprise and carrier applications of integrated access, and are currently the market leader in this technology.

Our Total Access Integrated Access Devices (IADs) have been widely adopted by service provi-

2002: Fourth Quarter

Released second-generation HDSL4 product with cost reductions



Began producing fifth-generation MX2800™ T1-to-T3 multiplexer with cost reductions



Increased revenue in independent telephone company market by 40 percent over 2001

Total Access® 3000 implemented by telecom provider in China for delivering data services to small businesses

Released Total Access® 1200 Mini-DSLAM, the third member of the Total Access DSLAM family





Our enterprise products are readily available nationwide through a network of more than 5,000 resellers.

iders for their flexibility, reliability, and low cost; and volume is growing. These devices enable a service provider to address small- and medium-sized business customers with a high-speed voice, data, and Internet solution. In voice applications, the high density of our compact solution is important. In converged voice/data applications, these devices support all of the popular Internet-capable technologies, including T1, ADSL, SDSL, and SHDSL.

Our enterprise-class ATLAS™ and TSU™ IADs permit cost reductions through aggregation of multiple circuits, or conversion from one network topology to a different, lower-cost alternative. The TSU Series remains one of our best-selling product lines for T1. The ATLAS Series now includes three models that address voice, data, and video applications over every popular network transport up to 45 Mbps (T3). This platform reduces recurring monthly circuit costs, reduces expensive equipment upgrades, and eliminates under-utilization of bandwidth. In most network models, ATLAS generates a rapid payback period, and delivers a strong return on investment.

The Total Access, ATLAS, and TSU Series contain ADTRAN-designed integrated circuits, providing a high degree of control over cost in many competitive situations.

Improving Network Control

The information provided by a good network management solution is now more critical than ever. The ability to fully understand network operations, remotely control network elements, and proactively respond to network trends can result in significant payback. In 2002, we continued to develop the Total Access Element Management System for carriers by adding support for DSLAM installations and increasing deployment across our customer base.

In January 2002, we added traffic shaping capability to our IQ 710™ Frame Relay performance monitoring platform for enterprises. Traffic shaping adds another layer of control over Frame Relay resources, permitting network managers to identify and monitor bandwidth use, then prioritize consumption to ensure mission-critical applications.

Positioned for Success

Our efforts in 2002 have established ADTRAN™ as a preeminent supplier of networking solutions across various customer bases and technology categories. While the industry as a whole has struggled, we have been able to set new records in the number and diversity of products we developed and released. In the next year, we will continue to address our customers' needs with high-quality, low-cost, *problem-solving* alternatives.



ADTRAN supplies every major networking technology required in today's business networks, backed by financial stability, product reliability, and committed technical support.

A solid competitive posture and strong financial condition position us as a sound, long-term supplier of network solutions, ready to take advantage of new market opportunities as the telecom industry fully rebounds.

Major independent carrier selects Total Access® 3000 DSLAM for widespread deployment

Total Access® EMS integrated into operating system of major ILEC to facilitate DSLAM deployment



Received approval for First Office Application of Total Access® remote DSLAM from major domestic ILEC

Total Access® DSLAM approved for deployment by large competitive provider in Australia



Achieved a commanding market share in the new HDSL4 market

Financial Results

Market for the Registrant's Common Stock and Related Stockholder Matters

ADTRAN's common stock has been traded on the Nasdaq National Market under the symbol ADTN since our initial public offering of common stock in August 1994. Prior to the initial public offering, there was no established trading market for our common stock. As of January 31, 2003, ADTRAN™ had 400 shareholders of record and approximately 9,200 beneficial owners of shares held in street name. The following table shows the high and low sale prices per share for the common stock as reported by Nasdaq for the periods indicated:

Common Stock Prices
(In $)

2002 Quarters	High	Low
First	$28.88	$23.62
Second	$26.44	$18.83
Third	$20.58	$15.48
Fourth	$34.26	$15.01

2001 Quarters	High	Low
First	$29.50	$19.88
Second	$30.65	$18.00
Third	$25.90	$17.85
Fourth	$29.05	$18.00

Under current federal tax law, ADTRAN has operated with a policy of retaining earnings, and presently intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends in the foreseeable future.

Selected Financial Data

The following selected consolidated financial data concerning ADTRAN™ for and as of the end of each of the years in the five-year period ended December 31, 2002, are derived from the financial statements of ADTRAN, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data is qualified in its entirety by the more detailed information and financial statements, including the notes thereto. The financial statements of ADTRAN as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and the report of PricewaterhouseCoopers LLP thereon, are included elsewhere in this report.

Income Statement Data

(In thousands, except per share data)

Year Ended December 31,	2002	2001	2000	1999	1998
Sales					
Carrier Networks Division	$218,912	$238,367	$315,228	$230,967	$167,500
Enterprise Networks Division	126,813	148,714	147,721	136,240	119,059
Total sales	**345,725**	**387,081**	**462,949**	**367,207**	**286,559**
Cost of Sales	170,790	213,760	233,430	178,629	130,010
Gross profit	**174,935**	**173,321**	**229,519**	**188,578**	**156,549**
Selling, general, and administrative expenses	81,116	95,954	87,116	71,735	62,061
Research and development expenses	56,295	58,935	50,628	42,018	37,222
Operating income	**37,524**	**18,432**	**91,775**	**74,825**	**57,266**
Interest income	9,113	8,077	9,025	5,350	5,824
Interest expense	(2,572)	(2,069)	(1,802)	(2,312)	(2,287)
Other income (expense)	133	(28)	(4)	(673)	(188)
Net realized investment gains (losses)	(12,022)	(674)	84,040	0	0
Income before provision for income taxes	**32,176**	**23,738**	**183,034**	**77,190**	**60,615**
Provision for income taxes	7,401	6,409	62,232	26,244	20,306
Net income	**$24,775**	**$17,329**	**$120,802**	**$50,946**	**$40,309**
Earnings per common share - basic	$0.65	$0.45	$3.13	$1.33	$1.03
Earnings per common share assuming dilution (1)	$0.65	$0.45	$3.04	$1.31	$1.03
Weighted average shares outstanding - basic	38,045	38,567	38,647	38,335	38,982
Weighted average shares outstanding assuming dilution (1)	38,222	38,676	39,704	38,831	39,164

Balance Sheet Data

(In thousands)

At December 31,	2002	2001	2000	1999	1998
Working capital	$203,511	$217,387	$262,778	$181,147	$150,535
Total assets	$521,213	$522,537	$546,336	$556,296	$301,711
Deferred income tax liabilities	$3,955	$8,284	$15,342	$80,265	$3,295
Total debt	$50,000	$50,000	$50,000	$50,000	$50,000
Stockholders' equity	$435,212	$437,628	$434,425	$400,052	$231,389

(1) Assumes exercise of dilutive stock options calculated under the treasury stock method. See Notes 1 and 11 of Notes to Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

ADTRAN designs, develops, manufactures, markets, and services a broad range of high-speed network access products utilized by providers of telecommunications services (serviced by ADTRAN's Carrier Networks Division) and corporate end-users (serviced by ADTRAN's Enterprise Networks Division). We currently sell our products to a large number of carriers, including all Regional Bell Operating Companies (RBOCs), and to private and public enterprises worldwide.

Sales decreased this year compared to last year due to an overall downturn in the telecommunications market. However, we believe we have protected our sources of revenue by maintaining our strategy of increasing unit volume and market share through the introduction of succeeding generations of products having lower selling prices and increased functionality as compared to both the prior generation of a product and to the products of competitors. An important part of ADTRAN's strategy is to engineer the reduction of the product cost of each succeeding product generation and then to lower the product's price based on the cost savings achieved. As a part of this strategy, we seek in most instances to be a high-quality, low-cost provider of products in our markets. ADTRAN's success to date is attributable in large measure to our ability to design our products initially with a view to their subsequent redesign, allowing both increased functionality and reduced manufacturing costs in each succeeding product generation. This strategy enables ADTRAN to sell succeeding generations of products to existing customers, while increasing our market share by selling these enhanced products to new customers.

Our operating results have fluctuated on a quarterly basis in the past, and operating results may vary significantly in future periods due to a number of factors. We operate with very little order backlog. A majority of our sales in each quarter result from orders booked in that quarter and firm purchase orders released in that quarter by customers under agreements containing non-binding purchase commitments. Furthermore, a majority of customers typically require prompt delivery of products. This results in a limited backlog of orders for these products and requires us to maintain sufficient inventory levels to satisfy anticipated customer demand. If near-term demand for ADTRAN's products declines, or if potential sales in any quarter do not occur as anticipated, our financial results could be adversely affected. Operating expenses are relatively fixed in the short term; therefore, a shortfall in quarterly revenues could significantly impact ADTRAN's financial results in a given quarter. Further, maintaining sufficient inventory levels to assure prompt delivery of our products increases the amount of inventory which may become obsolete and increases the risk that the obsolescence of such inventory may have an adverse effect on our business and operating results.

ADTRAN's operating results may also fluctuate as a result of a number of other factors, including increased competition, customer order patterns, changes in product mix, timing differences between price decreases and product cost reductions, product warranty returns, and announcements of new products by ADTRAN or our competitors. Accordingly, ADTRAN's historical financial performance is not necessarily a meaningful indicator of future results, and, in general, management expects that ADTRAN's financial results may vary from period to period. See Note 12 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. These policies have been consistently applied across our two reportable segments: (1) Carrier Networks Division and (2) Enterprise Networks Division.

- We review customer contracts to determine if all of the requirements for revenue recognition have been met prior to recording revenues from sales transactions. We generally record sales revenue upon shipment of our products, net of any discounts, since: (i) we generally do not have significant post-delivery obligations, (ii) the product price is fixed and determinable, (iii) collection of the resulting receivable is probable, and (iv) product returns are reasonably estimable. We generally ship products upon receipt of a purchase order from a customer. We evaluate shipping terms and we record revenue on products shipped in accordance with the applicable terms of each respective contract. We participate in cooperative advertising and market development programs with certain customers. We use these programs to reimburse customers for certain forms of advertising and to provide sales incentives, and in general, to allow our customers credits up to a specified percentage of their net purchases. Our costs associated with these programs are estimated and accrued at the time of sale, and are included in either marketing expenses or as a reduction of sales in our consolidated statements of income. Sales returns are accrued based on historical sales return experience, which we believe provides a reasonable estimate of future returns. Product returns are generally only permitted by customers who purchase our products under specific sales agreements that govern their rights of return. Prior to accepting a new customer, we perform a detailed credit review of the customer. Credit limits are established for each new customer based on the results of this credit review. Payment terms are established for each new customer, and future collection experience is reviewed periodically in order to determine if the customer's payment terms and credit limits need to be revised. We maintain allowances for doubtful accounts for losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we may be required to make additional allowances. If circumstances change with regard to individual receivable balances that had previously been determined to be uncollectible (and for which a specific reserve had been established), a reduction in our allowance for doubtful accounts may be required. Our allowance for doubtful accounts was $2,471,732 and $3,882,099 at December 31, 2002 and 2001, respectively. We recorded $2,012,525, $3,297,351 and $5,506 of bad debt expense during the years ended December 31, 2002, 2001 and 2000, respectively.

- We carry our inventory at the lower of cost or market, with cost being determined using the first-in, first-out method. We use standard costs for material, labor, and manufacturing overhead to value our inventory. Our standard costs are rolled forward on a monthly basis. Therefore, our inventory costs approximate actual costs at the end of each reporting period. We write down our inventory for estimated obsolescence or unmarketable inventory by an amount equal to the cost of inventory or the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, we may be required to make additional inventory write-downs. Our reserve for excess and obsolete inventory was $4,436,724 and $5,602,920 at December 31, 2002 and 2001, respectively. Inventory write-downs were $5,651,122, $4,422,823 and $7,016,167 for the years ended December 31, 2002, 2001 and 2000, respectively.

- The objective of our short-term investment policy is to preserve principal and maintain adequate liquidity with appropriate diversification, while emphasizing market returns on our monetary assets. The objective of our long-term investment policy is to emphasize total return; that is, the aggregate return from capital appreciation, dividend income, and interest income. This is achieved through investments with appropriate diversification in fixed and variable rate income, public equity, and private equity portfolios. We have experienced significant volatility in the market prices of our publicly traded equity investments. These investments are recorded on the consolidated balance sheets at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss), net of tax. The ultimate realized value on these equity investments is subject to market price volatility until they are sold. We review our investment portfolio for potential "other-than-temporary" declines in value on an individual investment basis. We assess, on a quarterly basis, significant declines in value which may be considered other-than-temporary and, if necessary, recognize and record the appropriate charge to write down the carrying value of such investments. In making this assessment, we take into consideration a wide range of objective and subjective information, including but not limited to the following: the magnitude and duration of historical decline in market prices, credit rating activity, assessments of liquidity, public filings, and statements made by the issuer. We generally begin our identification of potential other-than-temporary impairments by reviewing any security with a market value that has declined from its original or adjusted cost basis by 25% for more than six months. We then evaluate the individual security based on the previously identified factors to determine the amount of the write-down, if any. Actual losses, if any, could ultimately differ from these estimates. Future adverse changes in market conditions or poor operating results of underlying investments could result in additional losses that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. For 2002, 2001 and 2000, we recorded other-than-temporary write-downs of our marketable equity investments of $9,616,426, $0 and $0, respectively. These write-downs are included in net realized investment gains (losses) in the accompanying consolidated statements of income.

We also invest in privately held entities and record our investments in these entities at cost. We review our investments in these entities periodically in order to determine if circumstances (both financial and non-financial) exist that indicate that we will not recover our initial investment. Impairment charges are recorded on investments having a cost basis that is greater than the value that we would reasonably expect to receive in an arm's length sale of the investment. For 2002, 2001 and 2000, we recorded write-downs of our cost basis investments of $2,010,182, $5,528,930 and $1,182,984, respectively. These write-downs are included in net realized investment gains (losses) in the accompanying consolidated statements of income.

Results of Operations

The following table presents selected financial information derived from ADTRAN's consolidated statements of income expressed as a percentage of sales for the years indicated.

(Stated as % of sales)

Years Ended December 31,	2002	2001	2000
Sales			
Carrier Networks Division	63.3%	61.6%	68.1%
Enterprise Networks Division	36.7	38.4	31.9
Total sales	**100.0**	**100.0**	**100.0**
Cost of sales	49.4	55.2	50.4
Gross profit	**50.6**	**44.8**	**49.6**
Selling, general, and administrative expenses	23.5	24.8	18.8
Research and development expenses	16.2	15.2	10.9
Operating income	**10.9**	**4.8**	**19.9**
Interest income	2.6	2.2	1.9
Interest expenses	(0.7)	(0.5)	(0.4)
Other expenses	0.0	(0.1)	0.0
Net realized investment gains (losses)	(3.5)	(0.2)	18.1
Income before provision for income taxes	**9.3**	**6.2**	**39.5**
Provision for income taxes	2.1	1.7	13.4
Net income	**7.2%**	**4.5%**	**26.1%**

2002 Compared to 2001

Sales

ADTRAN's sales decreased 10.7% from $387,081,000 in 2001 to $345,725,000 in 2002. The decrease was primarily the result of decreased spending by our customers, which we believe to be a result of both economic and industry-wide factors. In particular, the decrease in overall sales is attributable to a decrease in sales of our Digital Business Transport (DBT)/Total Reach®, and High-bit-rate Digital Subscriber Line (HDSL)/T1 products, partially offset by increased sales of our Systems products. Carrier Networks sales decreased 8.2% from $238,367,000 in 2001 to $218,912,000 in 2002. Carrier Networks sales, as a percentage of total sales, increased from 61.6% in 2001 to 63.3% in 2002. Enterprise Networks sales decreased 14.7% from $148,714,000 in 2001 to $126,813,000 in 2002. Enterprise Networks sales, as a percentage of total sales, decreased from 38.4% in 2001 to 36.7% in 2002. Foreign sales increased 14.9% from $17,658,000 in 2001 to $20,296,000 in 2002. The increase in foreign sales is attributable to market acceptance of the Carrier Networks Division's Total Access System, which includes the Total Access® 3000 and SHDSL (Symmetrical HDSL).

Cost of Sales

Cost of sales decreased 20.1% from $213,760,000 in 2001 to $170,790,000 in 2002. The cost of sales decrease is primarily related to the decrease in revenues in each respective period and timing differences between the recognition of cost reductions and the lowering of product selling prices. As a percentage of sales, cost of sales decreased from 55.2% in 2001 to 49.4% in 2002 and is primarily attributable to product cost reductions, in excess of sales price reductions, in the Carrier Networks Division. Carrier Networks cost of sales, as a percent of division sales, decreased from 60.7% in 2001 to 51.9% in 2002. Enterprise Networks cost of sales, as a percent of division sales, decreased from 46.4% in 2001 to 45.1% in 2002.

An important part of ADTRAN's strategy is to reduce the product cost of each succeeding product generation and then to lower the product's price based on the cost savings achieved. This strategy, as described above, sometimes results in variations in ADTRAN's gross profit margin due to timing differences between the recognition of cost reductions and the lowering of product selling prices. In view of the rapid pace of new product introductions by ADTRAN, this strategy may result in variations in gross profit margins that, for any particular financial period, can be difficult to predict.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses decreased 15.5% from $95,954,000 in 2001 to $81,116,000 in 2002. This decrease is a result of a reduction in force, mandatory salary reductions, and other cost reductions implemented in the second half of 2001. In the second half of 2002, ADTRAN's operating margins returned to normal levels, allowing the rescission of the mandatory salary reductions, effective September 1, 2002. Selling, general, and administrative expenses as a percentage of sales decreased from 24.8% in 2001 to 23.5% in 2002. ADTRAN historically has experienced very little bad debt expense; however, due to the recent financial difficulties in the telecommunications industry, bad debt expense was $2,013,000 and $3,297,000 in 2002 and 2001, respectively. Selling, general, and administrative expenses as a percent of sales will generally fluctuate whenever there is significant fluctuation in revenues during the periods being compared.

Research and Development Expenses

Research and development expenses decreased 4.5% from $58,935,000 in 2001 to $56,295,000 in 2002. As a percentage of sales, research and development expenses increased from 15.2% in 2001 to 16.2% in 2002. ADTRAN continually evaluates new product opportunities and engages in intensive research and product development efforts. To date, ADTRAN has expensed all product research and development costs as incurred. Additionally, ADTRAN frequently invests heavily in up-front new product development efforts prior to the actual commencement of sales of a major new product. As a result, ADTRAN may incur significant research and development expenses prior to the receipt of revenues from a major new product group. ADTRAN is presently incurring research and development expenses in connection with its new products and its expansion into international markets. In today's challenging industry environment, ADTRAN has maintained its level of investment in research and development. This has provided for continued new product development, the enhancement of current products, and product cost reductions. Research and development expenses as a percentage of sales will fluctuate whenever there is a significant fluctuation in revenues during the periods being compared.

Interest Expense

Interest expense increased 24.3% from $2,069,000 in 2001 to $2,572,000 in 2002. This increase is primarily related to an increase in the interest rate on our $50,000,000 revenue bond.

Other Income, Net (Primarily Interest)

Other income increased 12.8% from $8,077,000 in 2001 to $9,113,000 in 2002. This increase is primarily related to an increase in fixed income investments and related investment income and an increase in the interest rate earned on the collateral deposit associated with our $50,000,000 revenue bond.

Net Realized Investment Losses

Net realized investment losses increased from a net loss of $674,000 in 2001 to a net loss of $12,022,000 in 2002. This increase is primarily related to an impairment charge for other-than-temporary declines in the market value of investments. We recorded an impairment charge of $11,627,000 during 2002 related to 21 equity security investments. The remaining $395,000 of net realized investment loss was realized transactional gains and losses in 2002.

Income Taxes

Our effective tax rate decreased from 27% in 2001 to 23% in 2002. Pre-tax income for financial reporting purposes was substantially lower through 2002 due to the other-than-temporary declines in the market value of certain investments. The higher mix of non-taxable income and higher research and development tax credits and economic incentive credits as a percent of taxable income resulted in a substantially lower effective tax rate.

Net Income

As a result of the above factors, net income increased 43% from $17,329,000 in 2001 to $24,775,000 in 2002. As a percentage of sales, net income increased from 4.5% in 2001 to 7.2% in 2002.

2001 Compared to 2000

Sales

ADTRAN's sales decreased 16.4% from $462,949,000 in 2000 to $387,080,000 in 2001. The decrease in overall sales is attributable to a decrease in sales for our Digital Business Transport (DBT)/Total Reach®, and High-bit-rate Digital Subscriber Line (HDSL)/T1 products, partially offset by increased sales of our Systems products. Carrier Networks sales decreased 24.4% from $314,228,000 in 2000 to $238,367,000 in 2001. The decrease in Carrier Networks sales resulted from a downturn in the carrier access market. Carrier Networks sales as a percentage of total sales, decreased from 68.1% in 2000 to 61.6% in 2001. Enterprise Networks sales increased 0.7% from $147,721,000 in 2000 to $148,714,000 in 2001. Sales volume for Enterprise Networks products remained stable due to market acceptance of ADTRAN's Integrated Access Devices. As a percentage of total sales, Enterprise Networks sales increased from 31.9% in 2000 to 38.4% in 2001.

Cost of Sales

Cost of sales decreased 8.4% from $233,429,000 in 2000 to $213,760,000 in 2001. As a percentage of sales, cost of sales increased from 50.4% in 2000 to 55.2% in 2001. This increase was due primarily to a rise in material cost as a percentage of sales. Carrier Networks cost of sales, as a percent of division sales, increased from 53.4% in 2000 to 60.7% in 2001. Enterprise Networks cost of sales, as a percent of division sales, increased from 44.1% in 2000 to 46.4% in 2001.

An important part of ADTRAN's strategy is to reduce the product cost of each succeeding product generation and then to lower the product's price based on the cost savings achieved. This strategy sometimes results in variations in ADTRAN's gross profit margin due to timing differences between the lowering of product selling prices and the full realization of cost reductions. In view of the rapid pace of new product introductions by ADTRAN, this strategy may result in variations in gross profit margins that, for any particular financial period, can be difficult to predict.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased 10.1% from $87,116,000 in 2000 to $95,954,000 in 2001. Beginning in mid-year 2000, we increased expenditures for the expansion of our infrastructure in both sales and support personnel in an effort to expand our customer base and to support increased initiatives in the Enterprise Networks Division and international markets. As a result, selling, general, and administrative expenses as a percentage of sales increased from 18.8% in 2000 to 24.8% in 2001. However, during the second half of 2001, selling, general, and administrative expenses decreased 4.2% from the second half of 2000 due to a reduction in force and salary reductions. ADTRAN historically has experienced very little bad debt expense; however, during 2001, a telecom distributor experienced financial difficulties, causing us to increase our allowance for bad debt by $3,148,000. Selling, general, and administrative expenses as a percentage of sales will fluctuate whenever there is a significant fluctuation in revenues during the periods being compared.

Research and Development Expenses

Research and development expenses increased 16.4% from $50,628,000 in 2000 to $58,935,000 in 2001. This increase was due to increased engineering costs associated with new product introductions and feature enhancement activities. As a percentage of sales, research and development expenses increased from 10.9% in 2000 to 15.2% in 2001. ADTRAN continually evaluates new product opportunities and engages in intensive research and product development efforts. To date, ADTRAN has expensed all product research and development costs as incurred. Additionally, ADTRAN frequently invests heavily in up-front new product development efforts prior to the actual commencement of sales of a major new product. As a result, ADTRAN may incur significant research and development expenses prior to the receipt of revenues from a major new product group. ADTRAN is presently incurring research and development expenses in connection with its new products and its expansion into international markets. In today's challenging industry environment, ADTRAN has maintained its level of investment in research and development. This has provided for continued new product development, the enhancement of current products, and product cost reductions. Research and development expenses as a percentage of sales will fluctuate whenever there is a significant fluctuation in revenues during the periods being compared.

Interest Expense

Interest expense increased 14.8% from $1,802,000 in 2000 to $2,069,000 in 2001. ADTRAN currently pays interest on a $50,000,000 revenue bond, the proceeds of which were used to expand our facilities in Huntsville, Alabama.

Other Income, Net (Primarily Interest)

Interest income decreased 10.5% from $9,025,000 in 2000 to $8,077,000 in 2001. The decrease is largely due to lower interest rates compared to the prior year.

Net Realized Investment Gains and (Losses)

Net realized investment gains and losses decreased 100.8% from a net gain of $84,040,000 in 2000 to a net loss of $674,000 in 2001. The decrease is primarily a result of a substantial net realized investment gain in 2000 from the sale of certain marketable securities of a single issuer.

Income Taxes

Our effective tax rate declined from 34% in 2000 to 27% in 2001. Pre-tax income for financial reporting purposes was substantially lower in 2001 and the higher mix of non-taxable income and higher research and development tax credits as a percent of taxable income resulted in a substantially lower effective tax rate. Income taxes (without regard to taxes on realized investment gains in the year 2000 of $28,574,000) decreased 81.0% from $33,657,000 in 2000 to $6,409,000 in 2001.

Net Income

As a result of the above factors, net income decreased 85.7% from $120,802,000 in 2000 to $17,329,000 in 2001. As a percentage of sales, net income decreased from 26.1% in 2000 to 4.5% in 2001.

Liquidity and Capital Resources

Fifty million dollars of the expansion of Phase III of our corporate headquarters was approved for participation in an incentive program offered by the Alabama State Industrial Development Authority (the "Authority"). The incentive program enables participating companies to generate Alabama corporate income tax credits that can be used to reduce the amount of Alabama corporate income taxes that would otherwise be payable. We cannot be certain that the state of Alabama will continue to make these corporate income tax credits available in the future, and therefore, we may not realize the full benefit of these incentives. Through December 31, 2002, the Authority had issued $50,000,000 of its taxable revenue bonds pursuant to the incentive program and loaned the proceeds from the sale of the bonds to ADTRAN™. We are required to make payments to the Authority in the amounts necessary to pay the principal of and interest on the Authority's Taxable Revenue Bond, Series 1995, as amended, currently outstanding in the aggregate principal amount of $50,000,000. The bond matures on January 1, 2020, and bears interest at the rate of 5%. Included in long-term investments is $50,000,000 of restricted funds, which is a collateral deposit against the principal of this bond. In conjunction with this program, we are eligible to receive certain economic incentives from the state of Alabama that reduce the amount of payroll withholdings that we are required to remit to the state for those employment positions that qualify under the program. Our economic incentives realized for the years ended December 31, 2002, 2001 and 2000 were $1,156,000, $1,326,221 and $1,553,398, respectively.

ADTRAN's working capital, which consists of current assets less current liabilities, decreased 6.4% from $217,387,000 as of December 31, 2001 to $203,511,000 as of December 31, 2002. The quick ratio, defined as cash, cash equivalents, short-term investments, and net accounts receivable, divided by current liabilities, decreased from 6.32 as of December 31, 2001 to 5.73 as of December 31, 2002. The current ratio, which is current assets divided by current liabilities, decreased from 9.16 as of December 31, 2001 to 7.35 as of December 31, 2002. The decrease in working capital and related ratios is primarily a result of shifting investments from short-term to long-term and our share repurchase program.

Accounts receivable and other receivables decreased 35.8% and 53.6%, respectively, from December 31, 2001 to December 31, 2002 due to reduced sales volumes and improved collections. Quarterly accounts receivable days sales outstanding improved 20 days from 61 days as of December 31, 2001 to 41 days as of December 31, 2002.

ADTRAN has used, and expects to continue to use, the cash generated from operations for working capital and other general corporate purposes, including (i) product development activities to enhance its existing products and develop new products and (ii) expansion of sales and marketing activities.

Inventory decreased 29.8% from $56,849,000 as of December 31, 2001 to $39,926,000 as of December 31, 2002. Annualized inventory turnover increased from 2.92 turns as of December 31, 2001 to 3.53 turns as of December 31, 2002. The decrease in inventory is attributable to our continued efforts to streamline our production process, work closely and efficiently with our subcontractors, and increase manufacturing velocity.

Accounts payable increased 14.4% from December 31, 2001 to December 31, 2002. This increase is primarily related to obtaining more favorable payment terms with a significant supplier and to a shift in sales mix towards products produced by subcontract manufacturers. Accrued expenses increased 9.4% from December 31, 2001 to December 31, 2002. This increase is primarily related to the rescission of salary reductions and the variations of timing of payments for salaries.

In July 2001, the board of directors approved the repurchase of 2,000,000 shares of ADTRAN common stock. As of December 31, 2002, we had repurchased 1,676,552 shares of our common stock at a total cost of $31,747,000. Of this amount, 1,340,135 shares of our common stock were purchased in 2002, at a total cost of $25,207,000. During 2002, 2001 and 2000, ADTRAN issued 187,750 shares, 36,670 shares, and 314,138 shares, respectively, of treasury stock to accommodate employee stock option exercises.

On January 28, 2002, ADTRAN's board of directors approved a voluntary stock option exchange program for its employees, executive officers and directors. In conjunction with the exchange offer, ADTRAN filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. Under the option exchange program, employees, executive officers, and directors who held options to purchase ADTRAN's common stock and who had not received options after July 23, 2001 were given the opportunity to exchange unexercised stock options granted prior to September 30, 2000 with exercise prices of at least $40 per share. For every four shares of an eligible option, three shares were made available under the new option grant. The newly issued options vest according to the vesting schedule of the tendered options. A total of 1,434,400 options were tendered and cancelled. As of December 31, 2002, a total of 991,683 new options were granted to qualified participants in the exchange program. The new option grant was made on August 30, 2002 at an exercise price of $17.39 per share.

Capital expenditures totaled approximately $13,216,000 and $32,540,000 for the years ended December 31, 2001 and 2000, respectively. These expenditures were used to expand our headquarters and purchase equipment. Capital expenditures totaling $2,647,000 for the year ended December 31, 2002 were used to purchase equipment.

At December 31, 2002, ADTRAN's cash on hand of $125,092,000 and short-term investments of $19,747,000 placed our short-term liquidity in cash, cash equivalents and short-term investments at $144,839,000. At December 31, 2001, cash on hand was $81,280,000 and short-term investments were $26,283,000, which placed our short-term liquidity at $107,563,000.

At December 31, 2002, ADTRAN's long-term investments increased by 11.7% to $176,331,000 from $157,902,000 at December 31, 2001. This increase was attributable to ADTRAN's ability to generate cash from operations during 2002 and our transfer of cash in excess of operational requirements to long-term investments. Long-term investments at December 31, 2002 and December 31, 2001 include a restricted balance of $50,000,000 related to the revenue bonds as discussed above. Additionally, ADTRAN has committed to invest an aggregate of $8,000,000 in two private equity funds, of which $835,674 has been invested to date. The duration of each of these commitments is five years with $3,000,000 expiring in 2005 and $5,000,000 expiring in 2007.

We intend to finance our operations in the future with cash flow from operations and our remaining borrowed taxable revenue bond proceeds. We believe these available sources of funds to be adequate to meet our operating and capital needs for the foreseeable future.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and related notes of ADTRAN™, Inc. were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with accounting principles generally accepted in the United States of America as appropriate in the circumstances and include amounts which necessarily are based on management's judgment. Financial information presented elsewhere in this report is consistent with that in the financial statements.

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded, and that transactions are recorded in such a manner as to permit the preparation of reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures and the careful selection and training of qualified personnel. As of December 31, 2002, management was aware of no material weaknesses in the ADTRAN system of internal accounting controls.

The financial statements have been audited by ADTRAN's independent certified public accountants, whose opinion is expressed on the following page. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, and as such, they obtained an understanding of ADTRAN's system of internal accounting controls and conducted such tests and related procedures as they deemed necessary to arrive at an opinion on the fairness of presentation of the financial statements.

Mark C. Smith
Chairman and Chief Executive Officer

James E. Matthews
Senior Vice President - Finance and Chief Financial Officer

Report of Independent Accountants

To the board of directors and stockholders of ADTRAN, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of ADTRAN, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of ADTRAN's management; our responsibility is to express an opinion on these financial statements based on our audits of these statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
January 29, 2003

Financial Statements

Consolidated Balance Sheets

At December 31,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$125,092,393	$81,280,409
Short-term investments	19,747,205	26,282,961
Accounts receivable, less allowance for doubtful accounts of $2,471,732 and $3,882,099 in 2002 and 2001, respectively	38,882,390	60,598,867
Other receivables	4,459,734	9,609,478
Inventory, net	39,926,384	56,849,470
Prepaid expenses	2,649,039	3,486,470
Deferred tax assets	4,799,390	5,904,755
Total current assets	**235,556,535**	**244,012,410**
Property, plant and equipment, net	106,173,833	120,133,445
Other assets	469,000	489,000
Deferred tax assets	2,682,464	
Long-term investments	176,330,988	157,901,718
Total assets	**$521,212,820**	**$522,536,573**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$17,788,964	$15,551,685
Accrued expenses	8,449,617	7,721,682
Income taxes payable	5,806,883	3,352,049
Total current liabilities	**32,045,464**	**26,625,416**
Bonds payable	50,000,000	50,000,000
Deferred tax liabilities	3,955,229	8,283,601
Total liabilities	**86,000,694**	**84,909,017**
Commitments and Contingencies (see Note 10)		
Stockholders' equity		
Common stock, par value $.01 per share; 200,000,000 shares authorized; 39,445,198 shares issued in 2002 and 2001	394,452	394,452
Additional paid-in capital	96,982,075	96,384,091
Accumulated other comprehensive income	3,096,669	9,374,389
Retained earnings	375,009,894	350,233,932
Less treasury stock at cost: 2,062,621 and 910,236 shares in 2002 and 2001, respectively	(40,270,963)	(18,759,308)
Total stockholders' equity	**435,212,127**	**437,627,556**
Total liabilities and stockholders' equity	**$521,212,820**	**$522,536,573**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Years ended December 31,	2002	2001	2000
Sales	$345,725,322	$387,080,690	$462,948,721
Cost of sales	170,789,635	213,759,507	233,429,280
Gross profit	**174,935,687**	**173,321,183**	**229,519,441**
Selling, general, and administrative expenses	81,116,094	95,954,228	87,115,889
Research and development expenses	56,295,048	58,934,952	50,628,190
Operating income	**37,524,545**	**18,432,003**	**91,775,362**
Interest income	9,112,761	8,076,522	9,024,543
Interest expense	(2,571,953)	(2,068,653)	(1,802,158)
Other income (expenses)	133,029	(28,527)	(4,125)
Net realized investment gains (losses)	(12,021,809)	(673,851)	84,040,126
Income before provision for income taxes	**32,176,573**	**23,737,494**	**183,033,748**
Provision for income taxes	7,400,611	6,408,965	62,231,487
Net income	**$24,775,962**	**$17,328,529**	**$120,802,261**
Weighted average shares outstanding	38,045,128	38,567,324	38,647,288
Weighted average shares outstanding assuming dilution (1)	38,221,750	38,676,187	39,704,286
Earnings per common share – basic	$0.65	$0.45	$3.13
Earnings per common share – assuming dilution (1)	$0.65	$0.45	$3.04

(1) Assumes exercise of dilutive stock options calculated under the treasury stock method.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2002, 2001 and 2000

	Number of shares	Common Stock Par Value ($.01 Per Share)	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unrealized Gain on Marketable Equity Securities	Total Stockholders' Equity
Balance, December 31, 1999	**39,445,198**	**$394,452**	**$93,564,326**	**$212,103,142**	**($22,009,449)**	**$116,000,000**	**$400,052,471**
Net income				120,802,261			120,802,261
Change in unrealized gain on marketable equity securities (net of deferred tax of $22,994,436)						(40,719,712)	(40,719,712)
Reclassification adjustment for amounts included in net income (net of income tax of $29,954,217)						(55,410,000)	(55,410,000)
Stock options exercised: various prices per share			140,217		6,627,900		6,768,117
Purchase of treasury stock: 1,176 shares					(70,426)		(70,426)
Income tax benefit from exercise of non-qualified stock options			3,002,720				3,002,720
Balance, December 31, 2000	**39,445,198**	**$394,452**	**$96,707,263**	**$332,905,403**	**($15,451,975)**	**$19,870,288**	**$434,425,431**
Net Income				17,328,529			17,328,529
Change in unrealized gain on marketable securities (net of deferred tax of $4,077,218)						(7,220,144)	(7,220,144)
Reclassification adjustment for amounts included in net income (net of income tax of $1,849,820)						(3,275,755)	(3,275,755)
Stock options exercised: various prices per share			(339,623)		793,017		453,394
Purchase of treasury stock: 215,000 shares					(4,100,350)		(4,100,350)
Income tax benefit from exercise of non-qualified stock options			16,451				16,451
Balance, December 31, 2001	**39,445,198**	**$394,452**	**$96,384,091**	**$350,233,932**	**($18,759,308)**	**$9,374,389**	**$437,627,556**
Net Income				24,775,962			24,775,962
Change in unrealized gain on marketable securities (net of deferred tax of $4,002,730)						(7,088,238)	(7,088,238)
Reclassification adjustment for amounts included in net income (net of income tax of $457,700)						810,519	810,519
Stock options exercised: various prices per share			1,252		3,694,868		3,696,120
Purchase of treasury stock: 1,340,135 shares					(25,206,523)		(25,206,523)
Income tax benefit from exercise of non-qualified stock options			596,732				596,732
Balance, December 31, 2002	**39,445,198**	**$394,452**	**$96,982,075**	**$375,009,894**	**($40,270,963)**	**$3,096,669**	**$435,212,127**

ADTRAN™ issued 187,750 shares, 37,956 shares, and 315,314 shares of treasury stock to accommodate employee stock option exercises during 2002, 2001 and 2000, respectively.

Comprehensive income in 2002 of $18,498,242 consists of net income of $24,775,962 and unrealized losses on marketable securities of $6,277,720 (net of deferred tax).

Comprehensive income in 2001 of $6,832,630 consists of net income of $17,328,529 and unrealized losses on marketable securities of $10,495,899 (net of deferred tax).

Comprehensive income in 2000 of $24,672,549 consists of net income of $120,802,261 and unrealized losses on marketable securities of $96,129,712 (net of deferred tax).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2002	2001	2000
Cash flows from operating activities			
Net income	$24,775,962	$17,328,529	$120,802,261
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	16,405,645	16,798,846	13,418,843
Loss on sale of property, plant and equipment	100,520		
Loss (gain) on sale of short-term investments	(30,954)	179,729	141,233
Loss (gain) on sale of long-term investments	426,155	(5,159,414)	(85,040,126)
Write-down of other equity and debt securities	11,626,608	5,653,536	1,000,000
Deferred income taxes	1,210,392	(2,527,095)	16,411
Income tax benefit from exercise of non-qualified stock options	596,732	16,451	3,002,720
Change in operating assets and liabilities:			
Accounts receivable, net	21,716,477	21,534,964	(22,096,955)
Other receivables	5,149,743	26,250,108	(31,430,079)
Inventory, net	16,923,086	32,403,259	(30,683,956)
Prepaid expenses and other assets	857,431	525,968	(2,871,152)
Accounts payable	2,237,280	(18,562,147)	21,339,984
Accrued expenses	727,935	(838,391)	1,451,825
Income taxes payable	2,454,834	(382,185)	(2,362,225)
Net cash provided by (used in) operating activities	**105,177,848**	**93,222,158**	**(13,311,216)**
Cash flows from investing activities			
Expenditures for property, plant and equipment	(2,646,553)	(13,215,927)	(32,540,097)
Proceeds from the disposition of property, plant and equipment	100,000		
Proceeds from sale of long-term investments	145,509,383	36,281,649	91,118,394
Purchases of long-term investments	(189,385,000)	(97,793,588)	(37,027,741)
Proceeds from sale of short-term investments	42,377,322	59,228,684	177,081,903
Purchases of short-term investments	(35,810,613)	(53,544,339)	(168,792,543)
Net cash provided by (used in) investing activities	**(39,855,461)**	**(69,043,521)**	**29,839,916**
Cash flows from financing activities			
Proceeds from issuance of common stock	3,696,120	453,394	6,768,117
Purchase of treasury stock	(25,206,523)	(4,100,350)	(70,426)
Net cash provided by (used in) financing activities	**(21,510,403)**	**(3,646,956)**	**6,697,691**
Net increase in cash and cash equivalents	43,811,984	20,531,681	23,226,391
Cash and cash equivalents, beginning of year	**81,280,409**	**60,748,728**	**37,522,337**
Cash and cash equivalents, end of year	**$125,092,393**	**$81,280,409**	**$60,748,728**
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$2,527,778	$1,867,264	$1,802,158
Cash paid during the year for income taxes	$8,497,608	$11,760,534	$61,760,406

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1 Nature of Business and Summary of Significant Accounting Policies

ADTRAN™, Inc. designs, develops, manufactures, markets, and services a broad range of high-speed network access products utilized by providers of telecommunications services (serviced by ADTRAN's Carrier Networks Division) and corporate end-users (serviced by ADTRAN's Enterprise Networks Division) to implement advanced digital data services over public and private networks. ADTRAN's products are used primarily in the "last mile" of the network, or the local loop. The last mile is that segment of a telecommunications network that connects end-user subscribers to a service provider's closest facility. Our products typically connect two ends of a telecommunications circuit, and serve to transmit data, voice, and video over that circuit.

Principles of Consolidation

ADTRAN's consolidated financial statements include ADTRAN and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits, money market accounts and short-term investments classified as held-to-maturity (see Note 2) with original maturities of three months or less.

Financial Instruments

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount reported for bonds payable approximates fair value because the underlying instruments are at variable rates that re-price frequently.

Investments represent re-marketed preferred stocks, municipal bonds and marketable equity securities. Re-marketed preferred stocks are designed to be marketed as money market instruments. These instruments' dividend rates reset on a short-term basis to maintain the price of the instruments at par. These instruments may be redeemed on the date the interest rate resets. The fair value of short-term investments is estimated based on quoted market prices (see Note 2).

Long-term investments represent restricted money market funds, municipal bonds, marketable equity securities, and other equity and debt investments (see Note 2). The fair value of the restricted money market funds approximate fair value due to a variable interest rate. Marketable equity securities are reported at market value as determined by the most recently traded price of the securities at the balance sheet date, although the securities may not be readily marketable due to the size of the available market. Unrealized gains and losses, net of tax, are reported as a separate component of stockholders' equity. Realized gains and losses on sales of securities are computed under the specific identification method and are included in current income. ADTRAN periodically reviews its investment portfolio for investments considered to have sustained an other-than-temporary decline in value. Impairment charges for other-than-temporary declines in value are recorded as realized losses in the accompanying consolidated statements of income (see Note 2). ADTRAN's investments at December 31, 2002 and 2001 are classified as available-for-sale or held-to-maturity.

Other Receivables

Other receivables are comprised primarily of accrued interest, amounts due from subcontract manufacturers for product component sales, and rebates due from vendors.

Inventory
Inventory is carried at the lower of cost or market, with cost being determined using the first-in, first-out method. Standard costs for material, labor, and manufacturing overhead are used to value inventory. All standard costs are rolled forward on a monthly basis. Therefore, inventory costs approximate actual costs at the end of each reporting period. ADTRAN establishes reserves for estimated excess, obsolete, or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value of the inventory based upon assumptions about future demand and market conditions. When excess and obsolete inventories are disposed of by ADTRAN, the related write-downs are charged against the inventory reserve.

Property, Plant and Equipment
Property, plant and equipment, which are stated at cost, are depreciated using methods which approximate straight-line depreciation over the estimated useful lives of the assets. ADTRAN depreciates its building and land improvements from five to 39 years, office machinery and equipment from three to seven years, and its engineering machinery and equipment from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred; betterments which materially prolong the lives of the assets are capitalized. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts and the gain or loss on such disposition is included in income.

Liability for Warranty Returns
ADTRAN's products generally include warranties of one to 10 years for product defects. ADTRAN accrues for warranty returns at the cost to repair or replace the defective products at the time revenue is recognized. ADTRAN engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. Our warranty obligation is affected by product failure rates, material usage and other rework costs incurred in correcting a product failure. The liability for warranty returns totaled $1,276,753 and $1,384,429 at December 31, 2002 and 2001, respectively. These liabilities are included in accrued expenses in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets
ADTRAN reviews long-lived assets for impairment under the guidance prescribed by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* ADTRAN evaluates long-lived assets used in operations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during 2002, 2001 and 2000.

Research and Development Costs
Research and development costs are expensed as incurred. Research and development costs totaled $56,295,048, $58,934,952 and $50,628,190 for the years ended December 31, 2002, 2001 and 2000, respectively.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was $2,744,093, $2,897,931 and $3,191,014 for the years ended December 31, 2002, 2001 and 2000, respectively.

Comprehensive Income
Comprehensive income consists of all changes in equity (net assets) during a period from non-owner sources. Items included in comprehensive income include net income and changes in unrealized gains and losses on marketable securities. Comprehensive income is presented in the consolidated statements of changes in stockholders' equity.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the difference between financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Revenue Recognition

Revenue is generally recognized upon shipment of the product to the customer in accordance with terms of the sales agreement, or in the case of remote customer located warehouses, upon delivery to the customer. Shipping fees are recorded as revenue and the related cost is included in cost of sales. Revenue is recorded net of discounts. Also, revenue is recorded when the product price is fixed and determinable, collection of the resulting receivable is probable, and product returns are reasonably estimable.

ADTRAN™ participates in cooperative advertising and market development programs with certain customers. These programs are used to reimburse customers for certain forms of advertising and to provide sales incentives, and in general, allow customers credit up to a specified percentage of their net purchases. The costs associated with these programs are estimated and accrued at the time of sale, and are included in either marketing expenses or as a reduction of sales in the accompanying consolidated statements of income.

Other Income (Expense)

Other income (expense) includes miscellaneous income, gains or losses on foreign currency translations, gains or losses on the disposal of property, plant, and equipment, and raw material scrap sales.

Stock-Based Compensation

ADTRAN records compensation expense for all stock-based compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date (see Note 7).

Earnings Per Share

Earnings per common share, and earnings per common share assuming dilution, are based on the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year (see Note 11).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements in order to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income, cash flows from operations, or total stockholders' equity.

Recently Issued Accounting Standards

In May 2002, the Financial Accounting Standards Board issued SFAS No. 145, *Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002.* This statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* The statement also rescinds FASB Statement No. 44, *Accounting for Intangible Assets of Motor Carriers*, and amends FASB Statement No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 does not currently impact ADTRAN.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which is effective for disposal or exit activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* The statement requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which liability is incurred, except for liabilities for one-time termination benefits that are incurred over time. In the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. The impact of SFAS No. 146 on ADTRAN's financial statements is not expected to be material.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FAS 123,* which is effective for financial statements for fiscal years ending after December 15, 2002. This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS No. 148 have been included in Note 7 to the consolidated financial statements.

2 Investments

ADTRAN classifies its securities as either available-for-sale or held-to-maturity. At December 31, 2002 and 2001, ADTRAN held the following securities, recorded at either fair value or amortized cost, which approximates fair value.

December 31, 2002

Available-for-sale securities	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Restricted money market funds	$50,000,000			$50,000,000
Municipal bonds and fixed income mutual funds	103,849,011	$2,072,966	($237,488)	105,684,488
Marketable equity securities	22,669,021	3,831,397	(1,099,930)	25,400,488
Other equity securities	910,674			910,674
Total available-for-sale securities	**$177,428,706**	**$5,904,363**	**($1,337,418)**	**$181,995,651**
Held-to-maturity securities				
Municipal bonds and other government fixed income securities	$13,678,847			$13,678,847
Other debt securities	403,695			403,695
Total held-to-maturity securities	**$14,082,542**			**$14,082,542**

Investments (continued)

December 31, 2001

Available-for-sale securities	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
Restricted money market funds	$50,000,000			$50,000,000
Municipal bonds and fixed income mutual funds	71,396,689	$242,072	($684,961)	70,953,780
Marketable equity securities	19,004,225	16,872,101	(1,743,808)	34,132,518
Other equity securities	811,705			811,705
Total available-for-sale securities	**$141,212,619**	**$17,114,173**	**($2,428,769)**	**$155,898,023**
Held-to-maturity securities				
Municipal bonds and other government fixed income securities	$25,972,779			$25,972,779
Other debt securities	2,313,877			2,313,877
Total held-to-maturity securities	**$28,286,656**			**$28,286,656**

Gross realized gains on the sale of securities were approximately $1,354,000, $6,046,000 and $85,223,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Gross realized losses on the sale of securities were approximately $1,749,000, $1,191,000 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, ADTRAN recognized gross losses of $9,616,426 on available-for-sale equity investments due to impairments that were deemed to be other-than-temporary.

ADTRAN™ also invests in privately-held companies and records its investments in these entities at cost. As of December 31, 2002 and 2001, ADTRAN had $1,314,369 and $3,125,582, respectively, of investments carried at cost. These investments are included in ADTRAN's total long-term investments in the accompanying consolidated balance sheets. We review our investments in these entities periodically in order to determine if circumstances (both financial and non-financial) exist that indicate that we will not recover our initial investment. Impairment charges are recorded on investments having a cost basis that is greater than the value that we would reasonably expect to receive in an arm's length sale of the investment. During 2002, 2001 and 2000, ADTRAN recognized gross losses of $2,010,000, $5,528,930 and $1,182,984, respectively, on cost basis investments.

ADTRAN has committed to invest an aggregate of $8,000,000 in two private equity funds, of which $835,674 has been invested to date. The duration of each of these commitments is five years with $3,000,000 expiring in 2005 and $5,000,000 expiring in 2007. This investment is included in ADTRAN's total available-for-sale investments and is classified as long-term investments in the accompanying consolidated balance sheets.

3 Inventory

At December 31, 2002 and 2001, inventory was comprised of the following:

At December 31,	2002	2001
Raw materials	$23,258,717	$38,441,408
Work in process	2,839,380	5,154,555
Finished goods	18,265,011	18,856,427
Inventory reserve	(4,436,724)	(5,602,920)
Total	**$39,926,384**	**$56,849,470**

4 Property, Plant and Equipment

At December 31, 2002 and 2001, property, plant and equipment was comprised of the following:

At December 31,	2002	2001
Land	$4,263,104	$4,263,104
Building	70,296,407	70,151,495
Land improvements	14,442,095	14,430,404
Office machinery and equipment	51,122,548	49,890,659
Engineering machinery and equipment	51,144,560	51,490,165
Total property, plant and equipment	**191,268,714**	**190,225,827**
Less accumulated depreciation	(85,094,881)	(70,092,382)
Total property, plant and equipment (net)	**$106,173,833**	**$120,133,445**

5 Alabama State Industrial Development Authority Financing and Economic Incentives

In conjunction with an expansion of its Huntsville, Alabama, facility, ADTRAN was approved for participation in an incentive program offered by the State of Alabama Industrial Development Authority (the "Authority"). Pursuant to the program, on January 13, 1995, the Authority issued $20,000,000 of its taxable revenue bonds and loaned the proceeds from the sale of the bonds to ADTRAN. The bonds were originally purchased by AmSouth Bank of Alabama, Birmingham, Alabama, (the "Bank"). First Union National Bank of Tennessee, Nashville, Tennessee, (the "Bondholder") purchased the original bonds from the Bank and made further advances to the Authority, bringing the total amount outstanding to $50,000,000. An Amended and Restated Taxable Revenue Bond ("Amended and Restated Bond"), was issued and the original financing agreement was amended. The Amended and Restated Bond bears interest, payable monthly. In 2002, the interest rate was 5%. The Amended and Restated Bond matures on January 1, 2020. ADTRAN is required to make payments to the Authority in amounts necessary to pay the principal of and interest on the Amended and Restated Bond. Included in long-term investments is $50,000,000, which is restricted money market funds, which serves as collateral deposit against the principal of this bond. In conjunction with this program, ADTRAN is eligible to receive certain economic incentives from the state of Alabama that reduce the amount of payroll withholdings that ADTRAN is required to remit to the state for those employment positions that qualify under the program. ADTRAN's economic incentives realized for the years ended December 31, 2002, 2001 and 2000 were $1,156,000, $1,326,221 and $1,553,398, respectively.

6 Income Taxes

A summary of the components of the provision for income taxes for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Current			
Federal	$9,864,051	$6,919,148	$58,300,783
State	857,743	2,016,912	3,914,293
Total Current	**10,721,794**	**8,936,060**	**62,215,076**
Deferred tax provision (benefit)	(3,321,183)	(2,527,095)	16,411
Total provision for income taxes	**$7,400,611**	**$6,408,965**	**$62,231,487**

The provision for income taxes differs from the amounts computed by applying the Federal statutory rate due to the following:

	2002	2001	2000
Tax provision computed at the federal statutory rate (35% in 2002, 2001 and 2000)	$11,261,801	$8,307,916	$64,061,831
State income tax provision, net of federal benefit	1,380,277	2,314,296	4,097,688
Federal research credits	(2,200,000)	(2,386,068)	(2,970,013)
Tax-exempt income	(1,724,295)	(897,771)	(1,060,586)
State tax incentives	(1,156,201)	(1,326,221)	(1,553,398)
Other	(160,971)	396,813	(344,035)
Total provision for income taxes	**$7,400,611**	**$6,408,965**	**$62,231,487**

Temporary differences which created deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Current	Non-Current	Current	Non-Current
Accumulated depreciation		($4,650,784)		($5,310,950)
Investments		3,799,191		(2,972,651)
Accounts receivable	$892,048		$1,644,845	
Inventory	1,807,156		2,735,264	
Accruals	2,100,186	(421,172)	1,524,646	
Deferred tax asset (liability)	**$4,799,390**	**($1,272,765)**	**$5,904,755**	**($8,283,601)**

No valuation allowance was deemed necessary by management as of December 31, 2002 and 2001, as the realization of recorded deferred tax assets is considered more likely than not.

7 Stock Option Plans

The board of directors of ADTRAN™ adopted the 1996 Employees Incentive Stock Option Plan (the "1996 Plan") effective February 14, 1996, as amended, under which 8,488,100 shares of common stock were reserved for issuance to certain employees and officers through incentive stock options and non-qualified stock options. ADTRAN currently has options outstanding under its 1986 Employee Incentive Stock Option Plan (the "1986 Plan"), which expired on February 14, 1996. Options granted under the 1996 Plan or the 1986 Plan become exercisable after one year of continued employment, normally pursuant to a four or five-year vesting schedule beginning on the first anniversary of the grant date. Expiration dates of options outstanding under the 1996 Plan and the 1986 Plan at December 31, 2002, range from 2003 to 2012.

The board of directors of ADTRAN adopted the Directors Stock Option Plan ("Directors Plan") effective October 31, 1995, as amended, under which 200,000 shares of common stock have been reserved. The Directors Plan is a formula plan to provide options to directors of ADTRAN. At December 31, 2002, 182,250 options had been granted under the Directors Plan. Expiration dates of options outstanding under the Directors Plan at December 31, 2002, range from 2005 to 2012.

On January 28, 2002, ADTRAN's board of directors approved a voluntary stock option exchange program for its employees, executive officers and directors. In conjunction with the exchange offer, ADTRAN filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. Under the option exchange program, employees, executive officers and directors who held options to purchase ADTRAN's common stock and who had not received options after July 23, 2001, were given the opportunity to exchange unexercised stock options granted prior to September 30, 2000, with exercise prices of at least $40 per share. For every four shares of an eligible option, three shares were made available under the new option grant. The newly issued options vest according to the vesting schedule of the tendered options. A total of 1,434,400 options were tendered and cancelled. As of December 31, 2002, a total of 991,683 new options were granted to qualified participants in the exchange program. The new option grant was made on August 30, 2002, at an exercise price of $17.39 per share.

Pertinent information regarding ADTRAN's stock option plans is as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price	Vesting Provisions
Options outstanding, December 31, 1999	**3,092,485**	**$1.50 - $65.75**	**$30.88**	**Various**
Options granted	779,415	$39.00 - $69.81	$67.82	Various
Options granted	616,185	$21.25 - $69.81	$67.12	Various
Options cancelled/forfeited	(155,710)	$18.13 - $69.81	$37.36	Various
Options exercised	(315,314)	$1.50 - $65.75	$21.47	Various
Options outstanding, December 31, 2000	**4,017,061**	**$1.67 - $69.81**	**$44.02**	**Various**
Options granted	1,442,890	$19.23 - $28.08	$25.54	Various
Options cancelled/forfeited	(266,746)	$21.31 - $69.81	$44.04	Various
Options exercised	(36,670)	$1.67 - $25.38	$12.36	Various
Options outstanding, December 31, 2001	**5,156,535**	**$1.67 - $69.81**	**$27.31**	**Various**
Options granted	2,156,021	$17.37 - $32.90	$19.63	Various
Options cancelled/forfeited	(1,617,309)	$17.39 - $69.81	$63.50	Various
Options exercised	(198,931)	$2.50 - $30.36	$19.94	Various
Options outstanding, December 31, 2002	**5,496,316**	**$3.33 - $69.81**	**$24.85**	**Various**

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding at December 31, 2002

	Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	$3.33	6,570	0.98	$3.33	6,570	$3.33
	$17.37 - $21.31	2,637,884	7.86	$19.77	1,002,370	$19.31
	$21.81 - $27.50	1,737,282	7.54	$25.41	757,739	$25.33
	$28.06 - $42.72	1,092,880	6.71	$35.50	609,996	$36.05
	$49.56 - $69.81	21,700	7.25	$68.68	11,496	$68.60
Total		**5,496,316**			**2,388,171**	

The options above were issued at exercise prices which approximate fair market value at the date of grant. At December 31, 2002, 2,725,484 options were available for grant under the plans. ADTRAN applies APB Opinion No. 25 and related interpretations in accounting for our stock option plans. Had compensation cost for ADTRAN's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Pro Forma Net Income (Loss) & Earnings (Loss) Per Share

	2002	2001	2000
Net income - as reported	$24,775,962	$17,328,529	$120,802,261
Less: stock-based compensation expense, net of tax	(21,997,535)	(17,868,767)	(12,277,142)
Net income (loss) - pro forma	$2,778,427	($540,238)	$108,525,119
Earnings per share			
Basic - as reported	$0.65	$0.45	$3.13
Basic - pro forma	$0.07	($0.01)	$2.81
Diluted - as reported	$0.65	$0.45	$3.04
Diluted - pro forma	$0.07	($0.01)	$2.73

The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Weighted Average Assumption

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected life (years)	4.21	5.00	5.00
Expected volatility	49.6%	53.1%	55.4%
Risk-free interest rate	3.30%	4.72%	6.18%

8 Employee Benefit Plan

Effective January 1, 1990, ADTRAN™ adopted a savings plan (the "Savings Plan") for the benefit of eligible employees. The Savings Plan allows employees to contribute part of their compensation to the plan on a tax-deferred basis, and requires ADTRAN to contribute an amount equal to 3% of compensation each year for eligible employees who have completed a year of service. The Savings Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and is intended to be a "safe harbor" 401(k) plan under code Section 401(k)(12). Prior to January 1, 2001, ADTRAN contributed matching contributions in an amount equal to 50% of each eligible employee's elective deferrals under the Savings Plan, up to 5% of the employee's compensation for the plan year. Effective January 1, 2001, the plan requires ADTRAN to contribute a "safe harbor" amount equal to 3% of compensation each year for eligible employees who have completed a year of service up to the statutory maximum compensation ($200,000 for 2002). Employees who become eligible for the safe harbor contribution during the plan year are eligible for 3% of compensation, including compensation earned during any portion of the plan year during which the employee was eligible to defer, but not yet eligible for the safe harbor contribution. All contributions under the Savings Plan are 100% vested. Charges to operations for the Savings Plan amounted to approximately $2,097,000, $2,456,000 and $1,368,000 in 2002, 2001 and 2000, respectively.

9 Segment Information and Major Customers

ADTRAN operates two reportable segments: (1) Carrier Networks Division and (2) Enterprise Networks Division. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" (see Note 1) to the extent that such policies affect the reported segment information. ADTRAN evaluates the performance of its segments based on gross profit; therefore, selling, general and administrative costs, as well as research and development, interest income/expense, and provision for taxes, is reported on an entity-wide basis only. There are no intersegment revenues.

The following table presents information about the reported sales and gross profit of our reportable segments for each of the years ended December 31, 2002, 2001 and 2000. Asset information by reportable segment is not reported, since ADTRAN does not produce such information internally.

Sales by Market Segment
(In thousands)

	2002		2001		2000	
	Sales	Gross Profit	Sales	Gross Profit	Sales	Gross Profit
Carrier Networks	$218,912	$105,277	$238,367	$93,644	$315,228	$146,886
Enterprise Networks	126,813	69,659	148,714	79,677	147,721	82,633
Total	**$345,725**	**$174,936**	**$387,081**	**$173,321**	**$462,949**	**$229,519**

The following is sales information by product and geographic area for the years ended December 31, 2002, 2001 and 2000:

Sales by Product
(In thousands)

	2002	2001	2000
Digital Business Transport (DBT)/Total Reach®,	$44,932	$86,794	$141,996
High-bit-rate Digital Subscriber Line (HDSL)/T1	177,653	192,850	233,073
Systems	123,140	107,437	87,880
Total	**$345,725**	**$387,081**	**$462,949**

Sales by Geographic Region
(In thousands)

	2002	2001	2000
United States	$325,429	$369,422	$448,810
All Other	20,296	17,659	14,139
Total	**$345,725**	**$387,081**	**$462,949**

Sales of ADTRAN's network access equipment to Incumbent Local Exchange Carriers (ILECs) and major independent telecommunications companies amounted to approximately 57%, 59% and 56% of total sales during the years ended December 31, 2002, 2001 and 2000, respectively. ADTRAN's Enterprise Networks Division sells a significant portion of products to value-added resellers through a multi-tier distribution system. Sales of this type amounting to 25%, 26% and 26% of ADTRAN's revenue for each of the years ended December 31, 2002, 2001 and 2000, respectively, were routed through four primary fulfillment distributors.

As of December 31, 2002, long-lived assets totaled $106,173,835, which includes $106,043,657 held in the United States and $130,179 held outside the United States. As of December 31, 2001, long-lived assets totaled $120,133,445, which includes $119,960,338 held in the United States and $173,107 held outside the United States.

10 Commitments and Contingencies

ADTRAN has certain contingent liabilities resulting from litigation arising in the normal course of business. Although the outcome of any litigation can never be certain, it is ADTRAN's opinion that the outcome of such contingencies will not materially affect its business, operations, financial condition or cash flows.

ADTRAN leases office space and equipment under operating leases which expire at various dates through 2005. As of December 31, 2002, future minimum rental payments under non-cancellable operating leases with original maturities of greater than 12 months are approximately as follows:

2003	$772,222
2004	282,083
2005	77,896
Total	**$1,132,201**

Rental expense was approximately $2,081,000, $2,230,000 and $1,794,000 in 2002, 2001 and 2000, respectively.

Additionally, ADTRAN has committed to invest an aggregate of $8,000,000 in two private equity funds, of which $835,674 has been invested to date. The duration of each of these commitments is five years with $3,000,000 expiring in 2005 and $5,000,000 expiring in 2007.

11 Earnings Per Share

A summary of the calculation of basic and diluted earnings per share (EPS) for the years ended December 31, 2002, 2001 and 2000 is as follows:

Year Ended December 31, 2002	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common stockholders	$24,775,962	38,045,128	$0.65*
Effect of Dilutive Securities			
Stock options		176,622	
Diluted EPS			
Income available to common stockholders (with dilution) for assumed options exercised	$24,775,962	38,221,750	$0.65*
Year Ended December 31, 2001			
Basic EPS			
Income available to common stockholders	$17,328,529	38,567,324	$0.45
Effect of Dilutive Securities			
Stock options		108,863	
Diluted EPS			
Income available to common stockholders (with dilution) for assumed options exercised	$17,328,529	38,676,187	$0.45
Year Ended December 31, 2000			
Basic EPS			
Income available to common stockholders	$120,802,261	38,647,288	$3.13**
Effect of Dilutive Securities			
Stock options		1,056,998	
Diluted EPS			
Income available to common stockholders (with dilution) for assumed options exercised	$120,802,261	39,704,286	$3.04**

**ADTRAN™ reported an impairment charge related to other-than-temporary declines in the fair value of equity securities, resulting in an after-tax loss of $7,430,565 ($0.20 per share assuming dilution).*

***ADTRAN reported a realized investment gain from the sale of certain marketable equity securities, resulting in an after-tax gain of $55,410,000 ($1.39 per share assuming dilution).*

The following options were outstanding during the respective years shown below, but were not included in the computation of that year's diluted EPS because the options' exercise prices were greater than the average market price of the common shares shown below, therefore, making them anti-dilutive under the treasury method.

Outstanding Options

Options Granted	Exercise Price 2002	Expiration	Options Granted	Exercise Price 2001	Expiration	Options Granted	Exercise Price 2000	Expiration
22,150	$31.75 - $41.00	2005	34,450	$30.50 - $46.25	2005	226,400	$56.25 - $65.75	2006
13,900	$30.50 - $41.50	2006	224,100	$30.50 - $65.75	2006	4,000	$65.75	2009
423,616	$25.38 - $42.72	2007	472,566	$25.38 - $42.38	2007	1,316,150	$40.00 - $69.81	2010
10,175	$26.25 - $31.00	2008	11,675	$26.25 - $31.00	2008			
874,480	$35.86 - $39.69	2009	967,140	$25.38 - $51.44	2009			
60,000	$39.00 - $69.81	2010	1,274,364	$39.00 - $69.81	2010			
1,310,654	$25.34 - $28.08	2011	1,396,090	$25.34 - $28.08	2011			
85,500	$25.97 - $32.90	2012						

12 Summarized Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly operating results for each of ADTRAN's last eight fiscal quarters. This information has been prepared by ADTRAN on a basis consistent with our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the data.

Unaudited Quarterly Operating Results
(In thousands, except for per share amounts)

Three months ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Net sales	$83,342	$85,784	$88,180	$88,419
Gross profit	$39,359	$41,623	$45,525	$48,429
Operating income	$4,735	$6,710	$11,930	$14,150
Net income (1)	$4,341	$4,967	$3,358	$12,110
Earnings per common share assuming dilution (2)	$0.11	$0.13	$0.09	$0.32
Earnings per common share	$0.11	$0.13	$0.09	$0.32

Three months ended	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Net sales	$105,276	$97,198	$95,513	$89,094
Gross profit	$45,434	$45,559	$42,399	$39,929
Operating income	$4,521	$5,796	$5,098	$3,017
Net income	$3,959	$4,637	$4,950	$3,783
Earnings per common share assuming dilution (2)	$0.10	$0.12	$0.13	$0.10
Earnings per common share	$0.10	$0.12	$0.13	$0.10

(1) Net income for the three months ended June 30, 2002, and September 30, 2002, includes other-than-temporary investment impairment charges, resulting in an after-tax loss of $853,992 and $6,576,573, respectively.

(2) Assumes exercise of dilutive stock options calculated under the treasury stock method.

Directors and Executive Officers

Mark C. Smith
Chairman of the Board and Chief Executive Officer of the Company

Howard A. Thrailkill
President, Chief Operating Officer and Director of the Company

W. Frank Blount
Director of the Company, Chairman and Chief Executive Officer of JI Ventures, Inc. (venture capital); former Chairman and Chief Executive Officer of Cypress Communications, Inc.; retired Chief Executive Officer of Telstra Corporation Ltd.; retired Group President of AT&T; Director of Alcatel, S.A., Caterpillar, Inc., Entergy Corporation, and Hanson PLC

William L. Marks
Director of the Company, Chairman of the Board and Chief Executive Officer of Whitney Holding Corp., the holding company for Whitney National Bank of New Orleans; Director of Cleco Corporation

Roy J. Nichols
Director of the Company, Vice Chairman of the Board and Chief Technical Officer of Nichols Research Corporation (a defense and information systems company) from 1976 to its merger with CSC in 1999; Vice Chairman of the Board of Torch Concepts; Director of SPARTA, Inc.; and Director of Applied Genomics

H. Fenwick Huss
Director of the Company, Associate Dean of the J. Mack Robinson College of Business at Georgia State University

Richard A. Anderson
Director of the Company, President of Customer Markets for BellSouth Corporation

James L. North
Director Emeritus, Counsel to the Company since it commenced operations in 1986, attorney with James L. North & Associates, Birmingham, Alabama

Lonnie S. McMillian
Director Emeritus

James E. Matthews
Senior Vice President – Finance and Chief Financial Officer

Peter C. Voetsch
Senior Vice President – Operations

Danny J. Windham
Senior Vice President and General Manager – Enterprise Networks

Thomas R. Stanton
Senior Vice President and General Manager – Carrier Networks

Robert A. Fredrickson
Vice President – Carrier Networks Sales

Steven L. Harvey
Vice President – Enterprise Networks and Service Provider Sales

P. Steven Locke
Vice President – Carrier Networks Marketing

Everette R. Ramage
Vice President – Enterprise Networks Engineering

Kevin W. Schneider
Vice President – Technology

Transfer Agent
Wachovia Bank N.A.
Charlotte, North Carolina

Independent Auditors
PricewaterhouseCoopers LLP
Birmingham, Alabama

General Counsel
James L. North, Attorney at Law
Birmingham, Alabama

Special Counsel
McKenna Long & Aldridge LLP
Atlanta, Georgia

Form 10-K
ADTRAN's 2002 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission is available to stockholders without charge upon written request to:

Investor Relations
ADTRAN, Inc.
901 Explorer Blvd.
P.O. Box 140000
Huntsville, Alabama 35814-4000
256 963-8611 or 256 963-8220
investorrelations@adtran.com (e-mail)

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at ADTRAN Corporate headquarters, 901 Explorer Boulevard, Huntsville, Alabama, on Thursday, April 10, 2003, at 10:30 a.m. Central time.

NASDAQ: ADTN

ile we are not incorporating anything on our website by reference into
annual report, more information about ADTRAN and copies of our filings with
Securities and Exchange Commission can be found at *www.adtran.com*

Experts choose ADTRAN.™

Corporate Headquarters

ADTRAN, Inc.
901 Explorer Boulevard
Huntsville, AL 35806

P.O. Box 140000
Huntsville, AL 35814-4000

800 9ADTRAN
256 963-8000 voice
256 963-8004 fax
investorrelations@adtran.com e-mail

For the addresses, phone numbers, and contact information for ADTRAN domestic branch offices, visit *www.adtran.com/regional*

Global Offices

Asia Pacific — Beijing, China
86 10 8857 6415 voice

Asia Pacific — Guangzhou, China
86 20 8333 8999 voice

Asia Pacific — Hong Kong, China
852 2824 8283 voice

Asia Pacific — Melbourne, Australia
61 3 9658 0500 voice

Canada — Montreal, Quebec
1 877 923 8726 voice

Canada — Toronto, Ontario
1 416 290 0585 voice

Europe — Bad Homburg, Germany
49 6172 483 2304 voice

Latin America/Caribbean*
1 954 474 4424 voice

United States Headquarters
Huntsville, Alabama USA
1 256 963 8669 voice

*Gateway office located in south Florida, USA.

I.S. EN ISO 9001
ADTRAN is an ISO 9001 registered company.

TL 9000
ADTRAN is a TL 9000 registered company.

ADTRAN, Inc. is committed to utilize Minority Business Enterprises (MBE), Woman-Owned Business Enterprises (WBE) and Disabled Veteran Business Enterprises (DVBE) whenever possible and practical for procurements supporting ADTRAN and our customers.

Experts choose ADTRAN®

www.adtran.com